EXHIBIT 99

PRESS RELEASE

Magna Updates 2021 Outlook

AURORA, Ontario, Oct. 20, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has updated its 2021 outlook to reflect declines in anticipated 2021 light vehicle production, including 7% and 9% in North America and Europe, respectively, in each case relative to expected light vehicle production levels disclosed in our press release dated August 6, 2021. The lower expected light vehicle production is mainly due to the impacts of ongoing semiconductor chip shortages and the COVID-19 pandemic on the global automotive supply chain.

As a result of the lower assumed light vehicle production, as noted above, we now expect total sales for 2021 to be in the range of $35.4 to $36.4 billion, compared to $38.0 to $39.5 billion in our August outlook. Adjusted EBIT Margin(1) is now expected to be in the 5.1% to 5.4% range, compared to 7.0% to 7.4% in our August outlook primarily as a result of the decline in expected total sales, ongoing operational inefficiencies driven by unpredictable OEM production schedules, increased production costs, higher commodity costs and a provision on engineering service contracts with Evergrande.

We will report our financial results for the third quarter of 2021 on November 5, 2021.

(1)   Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

TAGS
Outlook, sales, vehicle production, semiconductor chip

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications and PR
tracy.fuerst@magna.com, 248.761.7004

ABOUT MAGNA
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 87 product development, engineering and sales centers spanning 28 countries.

For further information about Magna, please visit www.magna.com or follow us on Twitter @MagnaInt.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light vehicle production	Light vehicle sales levels Supply disruptions, including as a result of the current semiconductor chip shortage Production allocation decisions by OEMs
Total Sales
  Economic impact of COVID-19 on consumer confidence
  Supply disruptions, including as a result of the current semiconductor chip shortage
  Concentration of sales with six customers
  Shifts in market shares among vehicles or vehicle segments
  Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin
  Same risks as for Total Sales above
  Operational underperformance
  Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; price increases from sub-suppliers that have been negatively impacted by production inefficiencies; and potential claims against us if customer production is disrupted
  Price concessions
  Commodity cost volatility
  Higher labour costs
  Tax risks

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  emergence of potentially disruptive Electric Vehicle OEMs;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 shutdowns;
  supply disruptions, including with respect to semiconductor chips;
  higher costs to mitigate supply disruptions;
  climate change risks;
  attraction/retention of skilled labour and leadership succession;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity cost volatility;
  declines in scrap steel/aluminum prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Acquisition Risks
  competition for strategic acquisition targets;
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our most current Management’s Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.